Exhibit 99.1

CERTIFICATE OF CHANGE OF NAME This is to certify that the company: Company Number: 514716489 Changed its name in Israel according to Companies Laws in the State of Israel, and beginning of 10TH FEBRUARY 2026 it will be called: Shuli Avni-Shoham, Adv. Registrar of Companies Head of the Israeli Corporations Authority PRODUCED ON 10TH FEBRUARY 2026 AT 17:00 To obtain a company information summary, scan the barcode or click here Produced on 10 th February 2026 At 17:00 ୭ " ୬ஂ஁୼ ஁୩୰ ୪ " ୳ 10 / 02 / 2026 ୩ୱ୭୵ ୬୭୼୿୬ 17:00 ୩஁୺୬ To obtain a company information summary, scan the barcode or click here , ஂ୶୾ୱஂ ୶ୱ୫୺ ୺୴ ୬୯୩஀୬ - ୴୬୼୿ஂ ୸୹୯ ୯୩஀୬ ୱ஁ ୴୹஀୭୿ ୨ஂ ୬୩஀୿୭୫ ୨୭ ୴୴୯୭୽ ୳୨୷ ஁୵ ஁ୱ୸୭ୱ ஂ୺୭୫ஂ CERTIFICATE OF CHANGE OF NAME : ୬୯୩஀୬ ୳ୱ ୴ஂ୺୭୫୬ ୭୮୨ஂ This is to certify that the company: ୶ " ୩୺ ஂ஀୼ୱ୭୰ୱ୿୹ ୨୸୴ୱୱ୩୿୹ ENLIVEX THERAPEUTICS LTD Company Number: 514716489 : ୯୩஀୬ ୶୹୼஀ Changed its name in Israel according to Companies Laws in the State of Israel, and beginning of 10 th February 2026 it will be called: ୩ୱ஁஀୨୴ ஁୶୬ ୨ஂ ஁ୱ୸ஂ୬ , ୱ஁஀୨୴ ୩୶୫ୱ୸ஂ ୬୯୩஀୭ஂ ୫ୱ୸ୱ ୴୼ୱ ୭ " ୬ஂ஁୼ ஁୩୰ ୪ " ୳ , 10 / 02 / 2026 ୶ୱ୭୵ ୭୬୯୴ : ୩஁୵ ஂୱ୿஀୨ ୶ " ୩୺ ୨୸୴ୱୱ୩୿୹ ENLIVEX LTD Shuli Avni - Shoham, Adv. Registrar of Companies Head of the Israeli Corporations Authority ୫ " ୺୭ , ஁୭୬୵ - ୨୩୸ୱ ஁୭୴ୱ ୬୯୩஀୭ஂ ஀஁୶ஂ ୬ஂ୨୪ୱ୫ୱ୵ ஀஁୭ஂ ஀୨஁